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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Numis Securities Inc

SEC Mail Processing

DEC 13 2018

Washington, DC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue 25th Fl
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Rego, CFO — (212) 277-7311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants & Advisors PC
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue 6th Fl	New York	NY	10036-5000
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas J. Rego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Numis Securities Inc, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. SMITH
Notary Public, State of New York
Registration #01SM6330711
Qualified In Kings County
Commission Expires Sept. 21, 2019

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUMIS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND
EXCHANGE COMMISSION
SEPTEMBER 30, 2018

NUMIS SECURITIES, INC.
INDEX
SEPTEMBER 30, 2018



An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Numis Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Numis Securities, Inc. as of September 30, 2018, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Numis Securities, Inc. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Numis Securities, Inc.'s management. Our responsibility is to express an opinion on Numis Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Numis Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Numis Securities, Inc.'s financial statements. The supplemental information is the responsibility of Numis Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSpC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as Numis Securities, Inc.'s auditor since 2013.

New York, New York
December 12, 2018

NUMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2018

Assets		
Cash and cash equivalents	$	8,442,654
Receivables and deposits from broker-dealer		458,302
Research fees receivable		271,400
Receivable from parent		1,708,346
Receivable from broker for unsettled regular-way trades, net		51,328
Receivable from clearing organizations		593,156
Fixed assets, net of accumulated depreciation		738,664
Deposits with clearing organization and others		411,917
Total assets	$	12,675,767
Liabilities and stockholder's equity		
Liabilities		
Accrued professional fees	$	82,500
Accounts payable and accrued expenses		405,805
Accrued bonus compensation		1,910,050
Payable to clearing organizations		75,989
Deferred rent expense		286,760
Total liabilities		2,761,104
Stockholder's equity		
Common Stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		13,853,172
Accumulated deficit		(3,938,609)
Total stockholder's equity		9,914,663
Total liabilities and stockholder's equity	$	12,675,767

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Revenues:	
Commissions	$ 8,052,085
Placing fees	5,175,944
Research income	1,678,256
Foreign currency exchange loss, net	(110,683)
Other	3,686
Total revenues	14,799,288
Expenses:	
Employee compensation and benefits	6,761,705
Intercompany service fee allocated	4,598,178
Occupancy	728,315
Professional fees	322,983
Communication services	475,822
Travel and entertainment	508,845
Information services	305,387
Depreciation	133,507
Clearance fees	225,807
Other	195,513
Total expenses	14,256,062
Income before income taxes	543,226
Provision for income taxes	-
Net income	$ 543,226

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 100	$ 12,675,460	(4,481,835)	$ 8,193,725
Share-based compensation	-	1,177,712	-	1,177,712
Net income	-	-	543,226	543,226
Balance, end of year	$ 100	$ 13,853,172	$ (3,938,609)	$ 9,914,663

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Cash flows from operating activities		
Net Income	$	543,226
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		133,507
Share-based compensation		1,177,712
Foreign currency exchange loss, net		110,683
Decrease/(increase) in operating assets		
Receivables and deposits from broker-dealer		236,682
Research fees receivable		2,964
Receivable from parent		(1,379,732)
Receivable from broker for unsettled regular-way trades, net		1,844,437
Receivable from clearing organizations		(593,156)
Deposits with clearing organization and others		448,089
Increase/(decrease) in operating liabilities		
Accrued professional fees		(7,500)
Accounts payable and accrued expenses		14,990
Accrued bonus compensation		(139,950)
Payable to clearing organizations		75,989
Deferred rent expense		258,932
Net cash provided by operating activities		2,726,873
Cash flows from investing activities		
Purchases of fixed assets		(806,169)
Net cash used in investing activities		(806,169)
Net increase in cash and cash equivalents		1,920,704
Cash and cash equivalents		
Beginning of year		6,521,950
End of year	$	8,442,654
Supplemental disclosures of cash flow information		
Cash paid for interest	$	1,261
Cash paid for capital taxes	$	2,725
Disclosure of non-cash financing activity		
Share-based compensation	$	1,177,712

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2018

Note 1 - Description of Business:

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, which operates solely in New York, was established to provide securities brokerage services to United States customers trading in United Kingdom securities. The Company clears United Kingdom and Irish listed securities through its UK Parent company. The Company holds no customer accounts. Other securities are cleared through a separate clearing broker, Pershing LLC ("Pershing").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid instruments and certificates of deposits with original maturities of less than three months to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with three major financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. The Financial Services Compensation Scheme ("FSCS") provides no insurance for deposits in the United Kingdom. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institutions holding its cash. At September 30, 2018, this excess was approximately $8,016,000.

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the shorter of the lease term or useful lives of the assets. Estimated useful lives are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life of the improvement or the lease term.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2018

Note 2 - Significant Accounting Policies (Cont'd):

Receivables and Deposits from Broker-Dealer

Receivables and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker.

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at September 30, 2018 to be collectible and no allowance for doubtful accounts is deemed necessary at September 30, 2018.

Net Receivable from Broker for Unsettled Regular-Way Trades

These regular-way trades are subject to standard settlement of trade date plus two days for UK trades, and trade date plus three days for others, and the balance is approximately $51,000 as of September 30, 2018.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of September 30, 2018, the Company believes it was not exposed to such risk. During the current year, no customer accounted for 10% of total revenues.

Fair Value Financial Instruments

ASC Topic 825, *Financial Instruments*, requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition.

Note 2 - Significant Accounting Policies (Cont'd):

The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash and cash equivalents, receivables and deposits from broker, research fees receivable, receivable from parent, receivable from broker for unsettled regular-way trades, net, deposits with clearing organization and others, accrued professional fees, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations.

Deferred Rent

Rental expense is recorded ratably over the term of the lease, on the straight-line basis, which results in deferred rent payable. As of September 30, 2018, the Company had deferred rent expense of $286,760.

Commissions

Commission revenues and clearing related expenses are recorded on a trade-date basis as securities transactions occur.

Placing fees

The Company records revenue from placing fees on a quarterly basis. These fees represent the Company's allocated share of fees earned by private placings undertaken by the Parent company. They are computed based on the fractional share of the fee attributed to the Company sales effort in assisting in the placing to US customers.

Research Income

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for provision of third party research, and other brokerage services. Revenue is recognized upon direct receipt of payment, including funds received between the end of the fiscal year and the date the financial statements are issued for services provided prior to the end of the fiscal year.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average monthly rates for the year. The impact of translation gains and losses on assets and liabilities is included as a component in the Statement of Income.

Note 2 - Significant Accounting Policies (Cont'd):

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the US jurisdiction, New York State and New York City. The returns for fiscal years ended September 30, 2015 through 2018 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other expense caption of the Statement of Income.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 2 - Significant Accounting Policies (Cont'd):

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities, Inc. ("the plans"). The plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the Statement of Income. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards, with the offset to additional paid-in capital, as the obligation to issue the shares will be satisfied by Plc as of September 30, 2018.

Note 3 - Receivable from and Payable to Clearing Organizations:

Amounts receivable from and payable to clearing organizations at September 30, 2018, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$593,156	$ 75,989

Securities failed to deliver represent receivables for securities sold that have not been delivered by the clearing organizations for which the settlement date has passed. Securities failed to receive represent payables to clearing organizations for securities purchased that have not been received for which settlement date has passed.

Note 4 - Fixed Assets:

As of September 30, 2018, fixed assets consist of the following:

Furniture, fixtures and leasehold improvements	$ 484,092
Technology equipment	474,737
	958,829
Accumulated depreciation	(220,165)
Fixed assets, net	$ 738,664

Depreciation expense for the year ended September 30, 2018 was $133,507 and is included in the Statement of Income.

Note 5 - Commitments and Contingencies:

The Company was obligated under two operating leases for office space during the year ended September 30, 2018. The older lease expired on July 31, 2018 and on March 8, 2018 the Company signed a new ten year operating lease for new office space which will expire on October 31, 2028.

Note 5 - Commitments and Contingencies (Cont'd):

In addition to the base rent, the Company is obligated to pay property taxes and operating expenses for the base operating year. This lease also calls for security deposit of $259,125 which was satisfy by standard letter of credit and it is included in Deposit with clearing organization and others on the Statement of Financial Condition.

In accordance with the new March 2018 lease, the Company received seven-month lease abatement of $302,313. Rent expense, including the rent abatement is recognized by the Company on a straight-line basis over lease term, which resulted in a deferred rent expense of $286,760, which is included on the Statement of Financial Condition.

Occupancy expense for the year ended September 30, 2018 was $728,315 for both leases and is included in the Statement of Income.

Minimum future annual rental commitments under the new operating lease are as follows:

Year Ending	
September 30, 2019	$ 508,498
September 30, 2020	518,250
September 30, 2021	518,250
September 30, 2022	518,250
September 30, 2023	535,525
Thereafter	2,810,067
	$ 5,408,840

Note 6 - Related Party Transactions:

In the course of its business, the Company acts as agent for the Parent's clients. In return for these services, the Company receives commission revenues and research revenues from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, between the Company and the Parent, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company.

For the fiscal year ended September 30, 2018, $1,222,566 of commissions revenue and $1,678,256 of research income were earned under this agreement, which are included in commissions and research income, respectively, in the Statement of Income.

In addition, the Company was allocated $5,175,944 as its share of of fees from private placements undertaken by the Parent. These fees are included in the Statement of Income for the fiscal year ended September 30, 218.

Note 6 - Related Party Transactions (Cont'd):

In accordance with the intercompany Transfer Pricing Agreement, the Parent receives a service fee for each transaction that is recorded by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services.

For the year ended September 30, 2018, the intercompany service fee allocation under such agreement was $4,598,178, which is included in the Statement of Income. At September 30, 2018, a capital contribution of $1,177,712 was recorded for the shares to be issued by Plc to satisfy the share compensation expense under the restricted stock plans. In addition, future monthly accruals of restricted stock plan compensation will also be recorded as capital contribution.

As of September 30, 2018 the Company has a receivable balance from the Parent of $1,708,346 in relation to these related party transactions. It is expected to be received within the next twelve months.

Note 7 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement and as such has not recognized any liability or expense related thereto.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At September 30, 2018, no such failure has occurred and the Company has recorded no liabilities with regard to the right.

Note 8 - Income Taxes:

The Company files a Federal, New York State and New York City income tax returns.

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 360,200
State and local	595,800
	956,000
Less: Valuation allowance	(956,000)
	$ -

Note 8 - Income Taxes (Cont'd):

H.R. 1, commonly known as the Tax Cut and Jobs Act ("TCJA"), was signed into law by President Trump in December 2017. The TCJA lowered the Company's statutory Federal tax rate from 34% to 21% effective January 1, 2018.

The effective tax rate differs from the statutory federal tax rate primarily due to the change in the valuation allowance. The Company has available net operating loss carry forwards amounting to approximately $909,000 for federal income tax purposes, approximately $1,419,000 for state income tax purposes and approximately $1,229,000 for local income tax purposes. These net operating loss carry forwards expire on September 30, 2031, except for current year federal net operating losses of approximately $182,000 that can be carried forward indefinitely.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. For the year ended September 30, 2018, the Company did not have taxable income and therefore the Company did not have income tax liability. At September 30, 2018, the Company has recorded a deferred tax asset of approximately $956,000. The deferred tax asset primarily relates to temporary differences associated with the deductibility of depreciation and amortization, share plan accrued expenses, allowable gain and losses on conversion of currencies, net operating losses carry forwards and deferred rent. A valuation allowance is recognized against the deferred tax asset if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax assets has been recorded. In 2018, the valuation allowance decreased approximately $391,200, including the effect of the reduction in the statutory federal rate. The Company had no tax liability for uncertain tax positions as of September 30, 2018.

Despite the net operating loss, the Company is subject to New York State and City taxes based on capital. During the fiscal year ended September 30, 2018, the Company recognized $2,700 of state and $25 of city capital taxes, which are included in other expenses in the Statement of Income.

Note 9 - Restricted Stock Plans:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Plc stock on the LSE. During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans, USRSP #2 and USRSU #1.

Note 9 - Restricted Stock Plan (Cont'd):

The terms of the USRSP #2 plan are similar to the USRSP #1 plan: if the purchase option is exercised within the allotted exercise period, the shares are purchased at the price set on the grant date and the employee is allocated a like number of matching shares at no further cost to the employee. Both matching shares and the purchased shares are then subject to vesting periods. For USRSP #1, this vesting period is five years; for USRSP #2, there is a graded vesting schedule with 33.33% of the shares awarded vesting on each of the third, fourth and fifth anniversaries of the relevant share purchase date.

For both plans unvested matching shares are forfeited in the event of voluntary termination or termination for cause.

If a participant's termination occurs as a result of involuntary termination of employment, then an earned portion of the shares previously awarded to that participant shall become vested; and the unearned portion shall be forfeited. Under the terms of both plans, employees may finance the purchase of shares with a loan from Plc with repayments, including interest, made over the vesting period.

In the event of non-payment of the loan, matching shares and the purchased shares that relate to any unpaid loan balance are forfeited. Dividends that would otherwise be earned on the matching shares under both plans are credited to the recipients' balance of matching shares in the form of dividend equivalent units (DEUs) as dividends fall due.

The USRSU #1 plan differs from the USRSP #1 and USRSP #2 plans, in that in all cases but one, shares are awarded to employees in the form of restricted stock units that will vest over a three year graded vesting schedule on the first, second, and third anniversaries provided that the employee remains employed with the Company. In the case of some of the issuances in 2013 and 2014, the vesting period was extended to four years with awards vesting in three equal tranches on the second, third, and fourth anniversaries. There is no requirement to purchase shares and consequently there are no matching shares. The awards under the USRSU #1 plan do not qualify for DEUs.

Both USRSP #1 and #2 plans are now fully vested in the fiscal years ended September 30, 2012 and September 30, 2015 respectively. No further awards will be made under either plan.

The USRSU #1 plan remains current with awards and vestings taking place during the financial year.

b) Awards during the current fiscal year

USRSU #1

There were 417,318 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $3.11.

One award was made during the year: 13,000 shares in December 2017 under the 3 year vesting schedule at a weighted average price of $4.49.

Note 9 - Restricted Stock Plan (Cont'd):

A number of vestings took place during the year: 10,962 shares in December 2017 from the first tranche of the December 2016 issuance under RSU 32; 27,686 shares in January 2018 from the second tranche of the January 2016 issuance under RSU 25; 280,323 shares in January 2018 from the first tranche of the January 2016 issuance under RSU 26; 34,234 shares in January 2018 from the first tranche of the June 2016 award under RSU 30; and 14,503 shares in March 2018 from the third and final tranche of the March 2014 issuance under RSU 15.

In total, 158,005 shares vested during the year at a weighted average price of $4.68.

As of September 30, 2018 there were 272,313 restricted share units outstanding with a weighted average exercise price of $2.26.

Compensation expense related to the USRSU #1 plan amounted to $615,663 for the year ended September 30, 2018 which is included in the Statement of Income. As of September 30, 2018 there was $172,971 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.11 years.

OPTION SCHEME

The Group operates an employee option scheme which was originally formulated and approved in 2001. Under this scheme an option cannot be exercised later than the tenth anniversary after the grant date. The earliest date of exercise is usually three years after the date of grant.

In December 2013, 47,429 options were awarded at an exercise price of $4.17. The market value of the awards totaled $197,934 and the intrinsic value based on Bloomberg was $50,183. 7,905 of these options were exercised in February 2018. The market value price at the date of exercise was $4.795, giving an overall gain of $4,941. The employee, who was in the US office when the award was made in December 2013, transferred back to the UK office in 2016.

As of September 30, 2018 there were 39,524 unexercised options outstanding with a weighted average exercise price of $4.17 based on market value and $1.06 based on intrinsic value provided by Bloomberg.

The awards being fully amortized before the start of the year, there was no compensation expense recorded for the year ended September 30, 2018. There were no further unrecognized compensation costs under the option plan.

US LTIP (2017) PLAN

In January 2017, a new scheme was formulated with share awards vesting after 4 years in 5 parts with differing share price conditions: the first 50% as a basic award with no price conditions; the next 10% if the closing daily share price is at or above £2.09 (the base price); the next 15% if the closing daily share price is at or above £3.09 (base price plus £1.00); the next 15% if the closing daily share price is at or above £4.09 (base price plus £2.00); and the final 10% if the closing daily share price is at or above £5.09 (base price plus £3.00).

Note 9 - Restricted Stock Plan (Cont'd):

In all instances, the closing share price must remain at or above the given levels for a consecutive period of 90 days within the 4 year vesting period in order to trigger that particular tranche. All tranches achieving the price targets become entitled for vesting after the four year period providing personal and peer group soft targets around conduct and due diligence are met.

The fair value for each tranche has been calculated by independent expert advisers (Aon Hewitt) who have run a number of simulations to derive their calculations.

In January 2017, 1,500,000 awards were made to 3 individuals at a weighted average market price of $3.02 and Aon Hewitt generated a fair value price of $2.25. There were no vestings or leavers in the year leaving the year end position at September 30, 2018 unchanged from the January 2017 awards.

Compensation expense amounted to $900,149 for the year ended September 30, 2018, which is included in the Statement of Income. As of September 30, 2018 there was $1,926,673 of total unrecognized compensation cost related to non-vested awards granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.28 years.

Note 10 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contribution to all eligible employees who have completed three months of employment. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2018 was $103,621. There were no discretionary contributions for the year ended September 30, 2018.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $7,836,964 which was $7,586,964 in excess of its required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 0.11 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of this rule.

Note 12 - Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2018, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2018.

NUMIS SECURITIES, INC.
SUPPLEMENTARY SCHEDULE
AS OF SEPTEMBER 30, 2018

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity		$ 9,914,663
Discretionary bonus accrual		1,910,050
Nonallowable assets		
Research fees receivable	$ (271,400)	
Fixed assets, net of accumulated depreciation	(738,664)	
Deposits with clearing organization and others	(411,917)	
Receivable from parent	(1,708,346)	
Receivable from clearing organizations	(142,721)	
Total nonallowable assets		(3,273,048)
Net capital before haircuts on foreign currency		8,551,665
Haircuts on foreign currency		(714,701)
Net capital		$ 7,836,964
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 851,054
Total aggregate indebtedness		$ 851,054
Computation of basic net capital requirement		
Minimum net capital required (the greater of $250,000 or 6-2/3% of aggregate indebtedness)		$ 250,000
Excess net capital		$ 7,586,964
Ratio: Aggregate indebtedness to net capital		.11 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2018.

SCHEDULE II

NUMIS SECURITIES, INC.
SUPPLEMENTARY SCHEDULE
AS OF SEPTEMBER 30, 2018

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of the Rule.

MSPC
Certified Public Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Numis Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Numis Securities, Inc. identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Numis Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Numis Securities, Inc. stated that Numis Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Numis Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Numis Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
December 12, 2018

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

Numis Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): paragraphs (k)(2)(i) and (k)(2)(ii),

(2) for the reporting period from October 1, 2017 through September 30, 2108, the Company has met the identified exemption provisions without exception.

Numis Securities Inc.

I, Nicholas Rego, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: 

Nicholas J. Rego, CFO
December 12, 2018

MSPC
Certified Public Accountants and Advisors, P.C.

An independent firm associated with Moore Stephens International Limited

MOORE STEPHENS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Numis Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Numis Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Numis Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2018. Numis Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018, and noted a difference of $188,112, which was due to a proposed audit adjustment accepted by the Company;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Numis Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Numis Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
December 12, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 9/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66139 FINRA SEP
NUMIS SECURITIES INC
ATTN: ACCOUNTING DEPT
575 5TH AVE FL 25
NEW YORK NY 10017-2452

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 21,654

B. Less payment made with SIPC-6 filed (exclude interest) (12,738)

04-17-2018
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 8,196

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,196

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 8,196

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Numis Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 9th day of October, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2017 and ending 9/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,611,176
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	171,310
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,686	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	3,686
Total deductions	174,997
2d. SIPC Net Operating Revenues	$ 14,436,179
2e. General Assessment @ .0015	$ 21,654

(to page 1, line 2.A.)